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FOR IMMEDIATE RELEASE

        ECO TELECOM LIMITED FILES LAWSUIT WITH RESPECT TO ACQUISITION BY
                              VIMPELCOM OF WELLCOM

Moscow and New York (May 23, 2005) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) announced that a preliminary hearing has been scheduled for June 14, 2005 in a lawsuit initiated by Eco Telecom Limited, a member of the Alfa Group of companies, in the Arbitrazh (business) Court of Moscow against VimpelCom and three of its directors. The three members of the Board named in the lawsuit were nominated by Telenor East Invest AS, a holder of 26.6% of the Company's voting shares. The lawsuit relates to the acquisition of Closed Joint Stock Company (CJSC) "Ukrainian Radiosystems", a wireless telecommunications operator in Ukraine that operates under the WellCom brand name, and makes certain claims about the motivations of the three directors in connection with the Board's failure to approve VimpelCom's acquisition of WellCom.

As earlier reported by the Company, at a Board meeting held on April 22, 2005, a majority of the Company's board of directors, five of the nine members, voted in favor of the acquisition of Wellcom. However, VimpelCom's charter requires a super-majority approval, eight out of the nine board members, to approve the acquisition and therefore the decision did not pass.

The lawsuit initiated by Eco Telecom Limited seeks to (i) recognize as unlawful the voting by the three directors at the Board's meeting on April 22, 2005 with respect to the acquisition of CJSC Ukrainian Radiosystems; (ii) declare that the quorum provision and the super-majority voting requirement shall not be applicable for the purposes of the Board making a decision on such acquisition; and (iii) declare the results of the vote taken on April 22, 2005 as approving the acquisition of WellCom.

VimpelCom is a leading international provider of telecommunications services, operating under the "Beeline" brand in Russia and Kazakhstan. "K-mobile" and "EXCESS" brands continue being used in Kazakhstan as well. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's shares are listed on the NYSE under the symbol "VIP".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the outcome of the lawsuit against the Company and three of its directors described above. There can be no assurance that VimpelCom will prevail at any stage of the litigation or that other claims regarding this or other matters will not be made. In the event a decision becomes binding on the Company and then is overturned on subsequent appeals, the board approvals and transactions concluded during that interim period when such decision was binding may be subject to challenge and invalidated as voidable or recognized as void. Any such consequences could lead to further litigation against the Company and could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.


For more information, please contact:

Valery Goldin                                        Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                   Financial Dynamics
Tel: 7(095) 974-5888                                 Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                     mpolyviou@fd-us.com